January 7, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Asia Timmons-Pierce

Re:                             Applied Optoelectronics, Inc.

Registration Statement on Form S-3

File No. 333-234310, (the “Registration Statement”)

Request for Acceleration

Dear Ms. Timmons-Pierce:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Applied Optoelectronics, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 10:00 a.m., Central Daylight Time, on January 9, 2020, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of the effective date of the Registration Statement, the Company acknowledges the following:

•                                          should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company acknowledges its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement.

U.S. Securities and Exchange Commission

January 7, 2020

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our outside counsel, Haynes and Boone, LLP, attention: Frank Wu, Esq. at (713) 547-2572.

Very truly yours,

Applied Optoelectronics, Inc.

By:	/s/ David Kuo
David Kuo
Vice President, General Counsel and Corporate Secretary